kvcf

kaplan voekler cunningham & frank PLC

T. Rhys James
Direct Dial: 804.823.4041
Direct Fax: 804.823.4099

rjames@kv-legal.com

December 19, 2013

VIA FEDEX OVERNIGHT

Stacie D. Gorman
Attorney-Advisor
U.S. Securities and Exchange Commission
Filer Desk
Mail Stop 3040
100 F Street, N.E.,
Washington, DC 20549

> **Re:** **Allegiancy, LLC**
> **Amendment No. 5 to Offering Statement on Form 1-A Filed**
> **December 19, 2013**
> **File No. 024-10354**

Dear Ms. Gorman:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the "Issuer"), I am submitting under cover of this letter Amendment No. 5 to the Issuer's Offering Statement on Form 1-A ("Amendment No. 5"). Enclosed herewith for filing, please find seven copies of Amendment No. 5 to the Offering Statement ("Amendment No. 5"), which includes changes primarily to reflect: (i) the addition of properties to the managed portfolio of REVA Management Advisors, LLC, (ii) changes in response to comments from the Commonwealth of Virginia, and (iii) the filing of the Issuer's Escrow Agreement. For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 5, each marked to show changes against the Issuer's Amendment No. 4 to its Offering Statement on Form 1-A filed on December 12, 2013.

Thank you for your continued cooperation and attention to this matter. To the extent you have any questions or need further information, please do not hesitate to call me.

Very truly yours,



T. Rhys James

Enclosures
cc: Stevens M. Sadler (via electronic mail)
        Robert R. Kaplan, Jr., Esq. (via electronic mail)
        Christopher J. Lange, Esq. (via electronic mail)

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